Exhibit 23(n)

                              COMSTOCK FUNDS, INC.

         AMENDED AND RESTATED MULTICLASS PLAN PURSUANT TO THE RULE 18F-3

                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amended and Restated on
                                 August 19, 2008

I. BACKGROUND

     This plan (the "Plan") pertains to the issuance by Comstock Funds, Inc. (the "Company"), a Maryland corporation consisting of two portfolios (each, a "portfolio"), Comstock Strategy Fund (the "Strategy Fund") and Comstock Capital Value Fund (the "Capital Value Fund", and together with the Strategy Fund, the "Funds"), of multiple classes of capital stock and is being adopted by the Company pursuant to the Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act").

     The Company's Board members, including a majority of its Directors who are not "interested persons" (as defined in the Act), have found that this Plan is in the best interests of each class individually and the Strategy Fund and the Capital Value Fund as a whole.

     The Company's Charter authorizes the Company to offer several classes of shares: Strategy Fund Class O shares, Strategy Fund Class A shares, Strategy Fund Class C shares, Capital Value Fund Class A shares, Capital Value Fund Class B shares, Capital Value Fund Class C shares, Capital Value Fund Class AAA shares, and Capital Value Fund Class R Shares.

II. ELIGIBILITY

     Strategy Fund Class O shares are only issued in connection with the reinvestment of dividends on outstanding Strategy Fund Class O Shares. Strategy Fund Class A shares, Strategy Fund Class C Shares, Capital Value Fund Class A shares, Capital Value Fund Class B shares, Capital Value Fund Class C shares, Capital Value Fund Class AAA shares, and Capital Value Fund Class R shares may be purchased from Gabelli & Company, Inc., the Company's Distributor, through selected security dealers or agents, or by mailing a purchase order directly to State Street Bank and Trust Company, the Strategy Fund's and the Capital Value Fund's transfer agent.

III. SALES LOADS

     Strategy Fund Class A shares and Capital Value Class A shares are sold subject to the imposition of a sales charge at the time of purchase. Strategy Fund Class C shares, Capital Value Class B shares and Capital Value Class C shares are sold subject to the imposition of a contingent deferred sales charge. Capital Value Class AAA shares are sold without a front end sales charge or contingent deferred sales charge. In addition, deferred sales charge will be assessed on certain redemptions of Capital Value Fund Class A shares purchased without an initial sales charge. Class R shares shall be offered as net asset value only to institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee

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benefit plans, including pension, profit-sharing, SEP-IRAs and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments, but not including IRAs or IRA "Rollover Accounts." The schedule of applicable sales charges for each class of shares shall be as approved by the Company's Board of Directors from time to time and as set forth in the Strategy Fund's or Capital Value Fund's prospectuses, as the case may be.

IV. DISTRIBUTION AND SHAREHOLDER SERVICING FEE

          A. CLASS O SHARES. The Strategy Fund Class O shares are not subject to any plan of distribution adopted pursuant to Rule 12b-1 under the Act.

          B. CLASS A SHARES. The Strategy Fund Class A shares and Capital Value Fund Class A shares are subject to the Class A Service and Distribution Plan with respect thereto adopted by the Company's Board of Directors pursuant to Rule 12b-1 under the Act.

          C. CLASS B SHARES. The Capital Value Fund Class B shares are subject to the Class B Service and Distribution Plan with respect thereto adopted by the Company's Board of Directors pursuant to Rule 12b-1 under the Act (it being noted that the "Service Fee" thereunder is intended to be a "service fee" as defined in Article III, Section 26, of the NASD Rules of Fair Practice, and not a cost which is primarily intended to result in the sale of Class B shares and which would require approval pursuant to Rule 12b-1).

          D. CLASS C SHARES. The Strategy Fund Class C shares and Capital Value Fund Class C shares are subject to the Class C Service and Distribution Plan with respect thereto adopted by the Fund's Boards of Directors pursuant to Rule 12b-1 under the Act (it being noted that the "Service Fee" thereunder is intended to be a "service fee" as defined in Article III, Section 26, of the NASD Rules of Fair Practice, and not a cost which is primarily intended to result in the sale of Class C shares and which would require approval pursuant to Rule 12b-1).

          E. CLASS R SHARES. The Capital Value Fund Class R shares are not subject to any plan of distribution adopted pursuant to Rule 12b-1 under the Act.

          F. CLASS AAA SHARES. The Capital Value Fund Class AAA shares are subject to the Class AAA Service and Distribution Plan with respect thereto adopted by the Company's Board of Directors pursuant to Rule 12b-1 under the Act.

V. CONVERSION FEATURES

     Capital Value Fund Class B shares shall automatically convert to Class A shares after a specified period of time after the date of purchase, based on the relative net asset value of each such Class without the imposition of any sales charge, fee or other charge. No other Class shall be subject to any automatic conversion feature. The schedule for the conversion of Capital Value Fund Class B shares shall be as approved by the Company's Board of Directors from time to time and as set forth in the Capital Value Fund's prospectus.

VI. ALLOCATION OF EXPENSES

     Expenses of the Strategy Fund are borne by the various classes of shares of the Strategy Fund and expenses of the Capital Value Fund are borne by the various classes of the Capital Value Fund. With respect to each Fund, expenses are allocated between the various classes on the basis of the relative net asset of each of those classes, except that (i) Strategy Fund Class C shares, Capital Value